Exhibit 99.70

News Release June 26, 2025

Santacruz Silver Grants Stock Options and Omnibus Plan Share Units

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (“Santacruz” or “the Company”) announces that the Company has granted stock options (“Options”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to certain directors, officers, employees and consultants in accordance with the Company’s Omnibus Equity Incentive Plan dated November 17, 2023.

The board of directors of the Company has approved the grant of an aggregate of 3,450,000 Options, 955,000 RSUs and 500,000 PSUs (collectively, the “Awards”) to certain directors, officers, employees and consultants of the Company. The 2023 Omnibus Equity Incentive Plan’s objective is to create an incentive compensation program that is aligned with the Company’s long-term objectives.

Each vested, DSU, PSU, RSU and Option may be redeemed for one common share of the Company. The Awards will have the following terms:

Award	Exercise Price	Vesting	Expiry
Options	$1.10	1/3 on the first, second and third anniversary of grant date	Fifth anniversary of grant date
RSUs	N/A	1/3 on the first, second and third anniversary of grant date	N/A
PSUs	N/A	1/3 on the first, second and third anniversary of grant date	N/A

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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